Form C

Cover Page

Name of issuer:

Hypeman Rick Productions, LLC dba Martinique Old Hickory

Legal status of issuer:

> Form: Limited Liability Company
> Jurisdiction of Incorporation/Organization: TN
> Date of organization: 6/21/2012

Physical address of issuer:

940 Mansfield Street
Nashville TN 37206

Website of issuer:

martiniqueoldhickory.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

500,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $500,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$500,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($18,557.00)	($52,515.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Hypeman Rick Productions, LLC dba Martinique Old Hickory

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| | | Main | Year Joined as |

Director	Principal Occupation	Main Employer	Year Joined as Director
Ricky Toran	Electronic Specialist	Metropolitan Nashville Airport Authority	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ricky Toran	CEO	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Ricky Toran	50%+

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Operational Challenges: Weather conditions, river navigability, and unforeseen mechanical issues can disrupt operations and lead to financial losses. The business model relies on legislation allowing alcohol sales on Tennessee waterways—a unique but potentially fragile regulatory foundation. Success hinges on niche luxury demand and consistent customer interest in wine/cocktails and cigar cruises.

Financial Risks: The initial investment in purchasing or leasing a vessel can be substantial. Additionally, operational costs like maintenance, fuel, insurance, and crew wages can fluctuate, impacting profitability.

Competition: The presence of other charter services in the area can affect pricing and customer acquisition

Liability Risks: Accidents or injuries involving passengers or crew can result in legal and financial liabilities. Adequate insurance coverage is essential

Regulatory Compliance: Navigating the legal and environmental regulations for operating a charter vessel can be complex. Non-compliance can lead to fines or operational restrictions

Lack of management skills of the owner: Mr. Toran, with his 12 years of experience in the entertainment industry, recognizes the importance of relying on his Captains and General Managers for their knowledge and support in ensuring the success of Martinique.

Equity Structure and Returns: Equity offerings range from $5K to $100K, with projected returns based on a $2M equity pool. Projections are speculative and not guaranteed. Returns depend heavily on the venture's ability to meet revenue targets and sustain operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Martinique has not yet begun operating its luxury wine and cigar cruise vessel. The company's website indicates that operations are 'Launching Soon,' and the business model remains untested in the market. We have no track record of successfully operating a passenger vessel, hosting cruise events, or generating revenue from ticket sales or memberships. The luxury experiential travel market is highly competitive and subject to changing consumer preferences. There is no assurance that our business model will prove viable or that we will be able to attract sufficient customers to achieve profitability. Investors must evaluate this investment based on the risks inherent in a pre-operational venture rather than on any demonstrated business success. The transition from planning to actual operations involves numerous challenges, including vessel acquisition or construction, hiring and training qualified crew, establishing operational procedures, and building a customer base. Any delays or difficulties in commencing operations could result in the loss of invested capital. The lack of operating history makes it extremely difficult to forecast our future performance or assess the likelihood of success.

Martinique currently has only one employee, and the success of our business is entirely dependent on the continued services, skills, and efforts of this individual. The operation of a luxury passenger vessel requires expertise in maritime operations, hospitality management, regulatory compliance, customer service, and business development. The loss of our sole employee due to death, disability, resignation, or any other reason would likely result in the cessation of business operations and the loss of investor capital. We do not maintain key person life insurance on our employee, and we have not identified or recruited backup personnel who could assume operational responsibilities. As a pre-operational company with limited resources, we may face significant challenges in attracting and retaining additional qualified personnel. The hospitality and maritime industries require specialized knowledge and certifications, and there is no assurance that we could successfully recruit individuals with the necessary qualifications to operate our business if our current employee were unavailable.

Martinique's business plan depends on obtaining significant debt financing to acquire or construct a luxury passenger vessel suitable for multi-day wine and cigar cruises. The use of proceeds from this offering is specifically intended to support an application for a substantial loan to fund vessel construction and initial operations. There is no assurance that we will be successful in obtaining such financing on acceptable terms, or at all. Lenders may require collateral, personal guarantees, or other terms that could be unfavorable to the company and its investors. If we are unable to secure the necessary debt financing, we will not be able to acquire or build our vessel, and the business will not be able to commence operations. Even if we successfully obtain initial financing, the capital requirements for operating a passenger vessel are substantial and ongoing. Costs include vessel maintenance and repairs, fuel, insurance, crew salaries, docking fees, regulatory compliance, marketing, and working capital. We will likely require additional equity or debt financing beyond this offering and the contemplated loan. Future financing may not be available on favorable terms, and any additional equity financing will result in dilution to existing investors. Our inability to obtain sufficient capital on acceptable terms would severely limit our ability to execute our business plan and could result in the failure of the business.

Martinique has not generated any revenue to date and is in the pre-operational stage. We expect to incur substantial operating losses as we work to acquire or construct our vessel, obtain necessary permits and licenses, hire crew, develop our customer base, and establish our brand in the luxury experiential travel market. The time required to commence operations and achieve positive cash flow is uncertain and could be significantly longer than anticipated. Even after commencing operations, we may not achieve sufficient ticket sales or membership revenue to cover our operating expenses and debt service obligations. The luxury cruise and hospitality industry has high fixed costs, including vessel maintenance, insurance, crew salaries, and docking fees, which must be paid regardless of revenue levels. Our ability to achieve profitability will depend on numerous factors, many of which are beyond our control, including market acceptance of our offerings, competitive conditions, economic conditions affecting discretionary consumer spending, and our ability to effectively market our services. There is no assurance that we will ever achieve or sustain profitability, and investors should be prepared for the possibility of a total loss of their investment.

The luxury experiential travel and cruise industry is highly competitive and includes numerous well-established operators with substantial financial resources, recognized brands, operational expertise, and loyal customer bases. We will compete with large cruise lines, boutique cruise operators, luxury yacht charter companies, and other providers of high-end experiential travel and entertainment.

Many of these competitors have decades of operating history, established relationships with suppliers and distribution channels, and the ability to offer a wider variety of experiences and destinations. As a new entrant with a single vessel and no operating history, we will face significant challenges in attracting customers and establishing our brand. Our competitors may be able to respond more quickly to market changes, invest more heavily in marketing and customer acquisition, offer more competitive pricing, or provide superior customer experiences. The niche focus on wine and cigar experiences may limit our addressable market compared to competitors offering broader appeal. If we are unable to effectively differentiate our offerings and compete for customers, our business will not succeed.

Our business model depends entirely on consumers' willingness and ability to spend significant amounts on luxury cruise experiences. Demand for high-end leisure travel and entertainment is highly discretionary and tends to decline during economic downturns, recessions, or periods of economic uncertainty. Factors such as unemployment rates, consumer confidence, stock market performance, interest rates, and general economic conditions can significantly impact consumer spending on luxury goods and experiences. A decline in economic conditions could result in reduced demand for our services, lower ticket sales, and decreased revenue. Additionally, the luxury travel market can be affected by changing consumer preferences and trends. Shifts in how affluent consumers choose to spend their leisure time and discretionary income could reduce interest in cruise-based experiences. The COVID-19 pandemic demonstrated how quickly demand for cruise and hospitality services can collapse due to health concerns, travel restrictions, or changes in consumer behavior. Any significant reduction in demand for our services would adversely affect our financial performance and could threaten the viability of our business.

The cruise and hospitality industry typically experiences seasonal variations in demand, with certain times of year generating higher customer interest and revenue than others. Weather conditions, particularly in Tennessee where our vessel will operate, may limit the appeal or feasibility of cruise operations during certain seasons. Cold weather, storms, or other adverse conditions could force cancellations or reduce customer demand during portions of the year. This seasonality could result in periods of low or no revenue while fixed costs continue. Our ability to generate consistent revenue throughout the year is uncertain, and we may need to maintain sufficient working capital to cover expenses during slower periods. Seasonal fluctuations could also complicate our ability to retain qualified crew members who may seek more stable year-round employment. Weather-related disruptions, including severe storms, flooding, or other natural events, could damage our vessel, force extended closures, or create safety concerns that deter customers. Such disruptions could have a material adverse effect on our financial performance.

Operating a passenger vessel that serves alcohol and permits cigar smoking subjects Martinique to a complex web of federal, state, and local regulations. We must comply with U.S. Coast Guard regulations governing passenger vessel safety, construction standards, crew licensing, and operational procedures. We will need to obtain and maintain a Certificate of Inspection from the Coast Guard, which requires regular inspections and compliance with detailed safety requirements. Our crew members must hold appropriate Coast Guard licenses and certifications. Any violations of maritime safety regulations could result in fines, operational restrictions, or revocation of our operating authority. Additionally, we must comply with state and local regulations governing the service of alcoholic beverages, which may require specific licenses and impose restrictions on when, where, and how alcohol can be served. Tobacco regulations may restrict smoking areas or require specific ventilation systems. We may also be subject to health department inspections, environmental regulations regarding waste disposal and emissions, and accessibility requirements under the Americans with Disabilities Act. The regulatory landscape is subject to change, and new laws or regulations could increase our compliance costs or require modifications to our vessel or operations. Failure to obtain or maintain necessary permits and licenses would prevent us from operating our business.

Operating a passenger vessel that serves alcohol creates significant liability exposure. We could face claims arising from passenger injuries, accidents, medical emergencies, or deaths occurring on our vessel. The service of alcohol increases the risk of incidents involving intoxicated passengers, including injuries, altercations, or accidents. We could be held liable for over-service of alcohol or for failing to prevent intoxicated passengers from causing harm to themselves or others. Maritime law and the Jones Act create specific liability frameworks that may differ from general premises liability, and passengers may have enhanced rights to bring claims for injuries. While we intend to obtain appropriate insurance coverage, there is no assurance that our insurance will be adequate to cover all potential claims or that coverage will be available at reasonable rates. Large liability claims could exceed our insurance limits or involve matters not covered by our policies. Even defending against claims, regardless of their merit, could be costly and time-consuming. Significant liability claims or adverse judgments could have a material adverse effect on our financial condition and could potentially result in bankruptcy or cessation of operations.

Our business model specifically incorporates cigar smoking as a key element of the luxury experience we offer. Changes in laws or regulations restricting tobacco use in public spaces, on passenger vessels, or in hospitality settings could require us to modify or eliminate this aspect of our business. Increasing public health concerns about secondhand smoke exposure could lead to new restrictions or requirements for ventilation systems that could be costly to implement. Some jurisdictions have enacted comprehensive smoke-free laws that could limit where we can operate or require significant modifications to our vessel. Similarly, regulations governing alcohol service could become more restrictive, potentially limiting our ability to serve wine and other alcoholic beverages in the manner contemplated by our business model. Changes in tax laws affecting alcohol or tobacco products could increase our costs or reduce customer demand. Public health emergencies, such as pandemics, could result in capacity restrictions, enhanced sanitation requirements, or temporary closures that would disrupt our operations. Any significant regulatory changes affecting our core offerings could require us to fundamentally alter our business model or could make our business economically unviable.

Martinique will depend on various third-party suppliers and service providers for essential aspects of our business. We will need reliable suppliers for wine, cigars,

food, and other provisions for our cruises. Disruptions in these supply chains due to supplier financial difficulties, natural disasters, transportation issues, or global events could result in our inability to provide the luxury experience we promise to customers. The wine and cigar industries can be affected by agricultural conditions, import restrictions, and regulatory changes that could limit availability or increase costs of premium products that are central to our brand. We will also depend on service providers for vessel maintenance and repairs, fuel supply, docking facilities, payment processing, reservation systems, and potentially marketing and customer relationship management. Our business could be adversely affected if key suppliers or service providers cease operations, significantly increase prices, fail to perform adequately, or terminate relationships with us. As a small, pre-operational company, we may have limited negotiating power with suppliers and may not be able to secure favorable terms or priority service. The loss of key suppliers or service providers could disrupt our operations and harm our reputation with customers.

The cruise and hospitality industry has demonstrated particular vulnerability to force majeure events that can rapidly and severely impact operations. The COVID-19 pandemic resulted in widespread cruise cancellations, travel restrictions, and a dramatic decline in consumer willingness to participate in group travel experiences. A future pandemic or public health emergency could similarly force us to suspend operations, cancel bookings, and refund customer payments, while fixed costs continue. Our business could be severely harmed by any event that creates public concern about the safety of cruise travel or group gatherings. Natural disasters such as floods, severe storms, tornadoes, or earthquakes could damage our vessel, port facilities, or other infrastructure necessary for our operations. Climate change may increase the frequency or severity of extreme weather events. Geopolitical events, terrorist attacks, or civil unrest could reduce consumer confidence in travel and leisure activities. Our vessel and operations are concentrated in a single location, making us particularly vulnerable to localized events. We may not have adequate insurance coverage for all potential force majeure events, and business interruption insurance may not fully compensate us for lost revenue and ongoing expenses during extended closures.

Investors in this offering will receive Simple Agreements for Future Equity (SAFEs), which are not traditional equity securities. SAFEs do not represent current ownership in the company and do not provide voting rights, dividend rights, or liquidation preferences unless and until they convert into equity. The SAFEs will only convert into equity upon the occurrence of specific future events, such as a future priced equity financing or a liquidity event. There is no guarantee that any such conversion event will ever occur. If the company does not raise additional equity financing and does not experience a liquidity event, the SAFEs may never convert, and investors may never receive any equity ownership in the company. Even if a conversion event occurs, the amount of equity investors receive will depend on the terms of that future event, including the valuation of the company at that time. While the SAFEs include a valuation cap, the actual ownership percentage investors receive could be significantly less than anticipated if the company's valuation increases substantially. Additionally, SAFEs do not have a maturity date or require the company to repay the investment amount. Unlike debt instruments, there is no obligation for the company to return investor capital if conversion does not occur. Investors should understand that SAFEs are highly speculative instruments that may result in no return whatsoever.

The securities offered in this Regulation Crowdfunding offering are subject to significant liquidity restrictions. There is no public market for these securities, and none is expected to develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and they may not be resold unless they are registered or an exemption from registration is available. Federal securities laws impose a one-year holding period during which investors cannot sell, transfer, or pledge the securities except in very limited circumstances, such as to the company itself, to accredited investors, or to family members. Even after the one-year holding period expires, there is unlikely to be any meaningful market for resale of these securities. The company is an early-stage, privately-held entity with no plans to become a publicly-traded company. Investors should not expect any opportunity to liquidate their investment through a public offering, acquisition, or other liquidity event. Any such event is speculative and may never occur. Investors must be prepared to hold these securities indefinitely and should not invest funds that they may need for other purposes. The illiquid nature of this investment means that investors will be unable to access their invested capital regardless of personal financial needs or changes in the company's prospects.

Investors in this offering will hold a minority interest in Martinique and will have no ability to influence or control company decisions. The company's management will have complete discretion over business operations, strategic direction, use of funds, future financings, and all other material decisions. Investors will not have voting rights unless and until their SAFEs convert into equity, and even after conversion, minority shareholders typically have very limited voting rights and cannot control company decisions. Management could make decisions that investors disagree with or that adversely affect the value of their investment, and investors will have no recourse. Additionally, as investors in a private company through a Regulation Crowdfunding offering, investors will have significantly more limited information rights compared to shareholders of public companies. The company is required to provide annual reports and certain other disclosures, but these requirements are far less extensive than those applicable to public companies. Investors will not have access to the detailed financial information, quarterly reports, or real-time disclosures that public company shareholders receive. The company may also possess material non-public information that is not shared with minority investors. This information asymmetry makes it difficult for investors to assess the company's performance or the value of their investment.

In connection with this offering, the founder of Martinique has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle (SPV) structure. This arrangement creates a fundamental conflict of interest because the founder has interests both as the operator of the company and as the representative of investors. Decisions that benefit the company or the founder personally may not align with the interests of crowdfunding investors, and the founder may prioritize the company's interests over investor interests when these conflict. The founder, as an insider with operational control of the company, will have access to material non-public information about the company's financial condition, prospects, and

challenges that other investors do not have. This information asymmetry means the founder will be making decisions on behalf of investors while possessing superior knowledge about matters that could affect the value of the investment. There is no independent third-party investor advocate or representative to protect the interests of crowdfunding investors or to provide checks and balances on the founder's decisions. Investors should be aware that they are relying entirely on the founder to act in their interests, despite the founder's conflicting loyalties and superior access to information. This structure provides fewer protections than arrangements where an independent party represents investor interests.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$500,000**

Use of Proceeds: If only the minimum target amount is raised, expected use of proceeds is approximately 41% product development, 23% hiring and payroll, 13% sales and marketing, 15.1% working capital and general corporate purposes, 7.9% Wefunder fee and related offering expenses. The issuer intends to prioritize essential operating execution and near-term milestones, and management may reallocate among categories based on hiring pace, customer demand, market conditions, and timing of expenditures.

If we raise: **$1,235,000**

Use of Proceeds: At the higher funding level, expected use of proceeds is approximately 25% product development and technology, 20% hiring and payroll, 23% sales and marketing, 24.1% working capital, operating reserves, and strategic initiatives, 7.9% Wefunder fee and related offering expenses. Additional proceeds are expected to support broader growth and reserve initiatives, and management may reallocate among categories, including in oversubscription scenarios, based on strategic priorities, business conditions, and timing of expenditures.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see
Appendix B, Investor Contracts.
The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"),
which provides Investors the right to **Preferred Units** in the Company ("**Preferred Units**"),
when and if the Company sponsors an equity offering that involves **Preferred Units**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Units**,
Investors will receive a number of shares of Preferred Units calculated using the method that results in the greater number of **Preferred Units**:

1. the total value of the Investor's investment, divided by
   1. the price of **Preferred Units** issued to new Investors
2. if the valuation for the company is more than **$1,500,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
   1. the Valuation Cap divided by
   2. the total amount of the Company's capitalization at that time.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Units basis):

- Includes all shares of Capital Units issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Units**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Units);
2. On par with payments for other Safes and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be

distributed pro rata to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and

3. Senior to payments for Common Units.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
  A. the Purchase Amount may not be amended, waived or modified in this manner,
  B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
  C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	This is an LLC with no issued units.		

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

Describe any other rights:

The Company has not yet authorized Preferred Units, which investors in the SAFE (if converted) will receive. Preferred Units have liquidation preference over Common Units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other

outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **units**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Units**, Investors may receive a number of **Preferred Units** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Unit** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Units** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **management**. Among the factors we may consider in determining the price of **Preferred Units** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **units** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional

issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Hypeman Rick Productions, LLC operates Martinique Old Hickory, a luxury wine and cigar passenger vessel offering multi-day cruises. The company provides exclusive events and experiences aboard their vessel.

We are an early-stage company and are currently operating at approximately break-even, with no material positive or negative cash flows from operations in recent periods. There can be no assurance that this break-even performance will continue in future periods.

As of April 8, 2026, we had cash and cash equivalents of approximately $68,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2024, our total assets were $0 and our current and non-current liabilities, as reflected in available financial statement fields, were $0.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2024, we did not have any cash or cash equivalents on hand.

Based on our current operations, we are operating at approximately break-even, with monthly net cash flow of approximately $0.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years. To date, the Company has been funded by approximately $300k in capital contributions from the Founder.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since

the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to obtain a 5 million dollar loan proposal to begin the building process for Martinique. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Ricky Toran, certify that:

(1) the financial statements of Hypeman Rick Productions, LLC dba Martinique Old Hickory included in this Form are true and complete in all material respects ; and

(2) the financial information of Hypeman Rick Productions, LLC dba Martinique Old Hickory included in this Form reflects accurately the information reported on the tax return for Hypeman Rick Productions, LLC dba Martinique Old Hickory filed for the most recently completed fiscal year.

Ricky Toran
Electronic Specialist

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://martiniqueoldhickory.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ricky Toran

Appendix E: Supporting Documents

WODRAFT_2_Hypeman_Rick_Productions_LLC_Operating_Agmt_2021-06-20.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Ricky Toran

Appendix E: Supporting Documents

WODRAFT_2_Hypeman_Rick_Productions_LLC_Operating_Agmt_2021-06-20.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate
☑ I agree to the Wefunder Listing Agreement
☑ I agree to the Wefunder Tax Service Agreement
☑ I agree to the Lead Investor Agreement
☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Hypeman Rick Productions, LLC
dba Martinique Old Hickory

By

Ricky Toran
Owner

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ricky Toran
Owner
4/8/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.